Mail-Stop 4561
							July 21, 2006

Via facsimile and U.S. Mail
Mr. William L. Stephens
Chairman of the Board,
President and Chief Executive Officer
First Niles Financial, Inc.
55 North Main Street
Niles, Ohio 44446-2539

Re:    First Niles Financial, Inc.
                     Preliminary Proxy Statement and Schedule 13E-
3
	         File No. 0-24849
                     Filed June 29, 2006

Dear Mr. Stephens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement
Shareholder Letter
1. Revise the second paragraph to indicate which Articles of Incorporation are to be amended by adding a new Article Fourteenth.
2. Revise the penultimate sentence in the fourth paragraph to state that delisting "will" result in limiting liquidity. In addition, revise the last sentence to delete the OTCBB as that would require the Company to be a fully reporting company with the Securities and
Exchange Commission.
3. Here, on the cover page of the proxy statement, and the summary term sheet section, prominently disclose that current common security holders that are to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders subject to the reclassification will receive.
4. Revise to refer to the preferred stock as "Series A Preferred Stock" both herein and throughout the Letter, Notice and Proxy Statement.

Notice of a Special Meeting....
5. Revise the items listed to reconcile with the proxy card, i.e., item (2) is different than number 2 on the proxy card.

Proxy Statement
General
6. Revise to unbundle the first Proposal into two Proposals. First, the amendment to the Articles of Incorporation. Second, the Reclassification of common shares into preferred shares.
7. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law.
Your response should also provide counsel`s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the preferred Stock is convertible into common stock upon a change of control.
8. The staff notes that Eighth Article, Section A.5. and the
Twelfth
Article appears to indicate that reclassification of securities and amendments to the Articles for the purpose of reclassifying securities require an 80% supermajority vote. Please provide a legal analysis of why those Articles do not require such a supermajority vote.
9. Please confirm to us, in a supplemental response, that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date.

Proxy cover page
10. Revise to disclose that there is and will be no attempt by the Company to control transfers of common or preferred shares and it is possible that in the future there again be 300 holders requiring re-registration with the Securities and Exchange Commission.

Important Notices
11. Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.
12. Please delete the first paragraph. It is not material to the matter that is the subject of the proxy statement.

Summary Term Sheet, page 1
13. Revise the "Dividend Rights" subsection to disclose the date the last dividend was declared, the amount and the total amount of dividends paid during the last 2 full fiscal years.
Effects of the Reclassification, page 3
14. Revise the seventh bullet to indicate that market liquidity will be reduced.
15. Revise the eighth bullet to add a beginning sentence clarifying that pro forma earnings and book value will not change but due to accounting rules resulting from the reclassification the presentation of basic earnings and book value will change.

Reasons for the Reclassification, page 4
16. In this section more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private that result in unaffiliated security holders receiving unregistered securities with no voting rights?

Fairness of the Reclassification Transaction; Board
Recommendation,
page 4
17. We note your second bullet on page 5 stating "the advantages
and
disadvantages of the rights, preferences and limitations of the Series A Preferred Stock will balance in comparison to the relative rights of our common stock...."  In light of the loss of voting rights for the Series A Preferred Stock, the loss of listing on the
Nasdaq, and, the loss of the protections of the Securities and Exchange Act, we believe that you should support the statement regarding relative value here. Further, you should provide balance in such disclosure, discussing the differences in voting rights, the loss of the protections of the Securities Exchange Act, the loss of
Nasdaq listing and the likelihood that any future market listing will most likely only be available to the common stock holders.
18. Revise to add a bullet explaining why a fairness opinion was not sought.
19. Revise the last bullet to indicate the market price as of the most recent practicable date.

Effectiveness of the Transaction, page 5
20. Noting that holders may make investment decisions depending on the status of the Reclassification, please revise to advise as to how holders will be notified of any change in the Board`s willingness to go forward with the transaction.

Questions and Answers, page 6
21. Revise to add a Q&A as to why a "fairness opinion" was not sought by the Company.

Special Factors
Purpose of the Reclassification, page 8
22. Revise herein and throughout the proxy statement to refer to the
13E-3 transaction rather than the Reclassification.
23. Noting the disclosures in the fourth paragraph regarding information currently provided to holders that will no longer be provided, revise to add to the Questions and Answers subsection a question on information that will no longer be provided to holders.

Business Combination, page 10
24. Revise to disclose the terms of the definitive offer.

Negative Effects, page 14
25. Revise to indicate all holders will lose liquidity and eliminate references to the OTCBB.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3448.

						Sincerely,

						Jessica Livingston
						Attorney
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404)
	James C. Wheeler, Esq.
	Powell Goldstein, LLP
	One Atlantic Center- 14th Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia 30309


Mr. W.L. Stephens
First Niles Financial, Inc.
Page 6